UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

America's Car-Mart, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

03062T105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Yacktman Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.089% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon an aggregate of 6,775,863 shares outstanding as of December 3, 2018.

Item 1(a).	Name of Issuer:

America's Car-Mart, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

802 South Plaza Ave., Suite 200, Bentonville, Arkansas  72712

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Yacktman Asset Management LP ("Yacktman").  Yacktman is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6300 Bridgepoint Parkway
Building One, Suite 500
Austin, TX  78730

Item 2(c).	Citizenship:

Yacktman is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

03062T105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 6,000

(b)	Percent of Class: 0.089%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 6,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 6,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  January 16, 2019

YACKTMAN ASSET MANAGEMENT LP

By:      /s/ Russell G. Wilkins
Russell G. Wilkins, Partner

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